UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 14, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ADESA, Inc.

File No. 001-32198 - CF#28279

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Kar Auction Services, Inc., on behalf of ADESA, Inc., its wholly-owned subsidiary, submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information ADESA, Inc. excluded from the Exhibits to a Form 10-Q filed on November 8, 2006.

Based on representations by Kar Auction Services, Inc., on behalf of ADESA, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6   through June 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel